UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. September 2, 2016.- Sociedad Química y Minera de Chile S.A. (“SQM”) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announces that as part of its investor day meeting is presented the following material. The following company representatives were present: Patricio de Solminihac, CEO; Eugenio Ponce, Chairman of the Board; Ricardo Ramos, CFO; Daniel Jimenez, VP of Sales of Iodine and Lithium; Gerardo Illanes, VP of Finance and IR.

In addition to the presentation below, management further commented:

As a result of the growing lithium demand, as part of our growth strategy, we are looking to increase lithium production in both Chile and Argentina at this time. As we have said in the past, we look forward to collaborating with all CORFO and relevant government officials to ensure that Chile remains a leading producer of lithium chemicals, and we look forward to be allowed to increase our sales limits in the future. In Argentina, the government has been very welcoming of new investment, and since the project is geographically close to our current operations in the Salar de Atacama in Chile, the current logistics plan is to bring key raw materials to Argentina and ship the final finished product out from this new project out through Chile.

In the lithium market, we are currently seeing some technologies, specifically electric vehicles changing to lithium hydroxide from lithium carbonate. Currently we are selling approximately 8,000MT of lithium hydroxide. We have a lithium hydroxide production capacity of 6,000MT/ year at our Chilean facilities, and the rest is processed through a tolling agreement with a Russian company. We plan to increase lithium hydroxide capacity in the future to meet increasing demand.

We have also mentioned in the past that we may expand our operations. While no formal timeline has been outlined, the plan will be to increase heap leaching in order to increase nitrates and iodine capacity. In nitrates we are working to develop a solar salt product that is an independent product that does not require purchasing both potassium nitrate and sodium nitrate, but just one product make purchasing and delivering more streamlined.

SQM expects to have increased cash generation over the next few years, given this cash generation, we will have options to do different things. As of now, we are developing a pipeline of new projects which will allow us to bring new growth and opportunities to the Company.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: September 2, 2016	/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

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